UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 25, 2025, Cemex, S.A.B. de C.V. (“Cemex” or the “Company”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, at Cemex’s Extraordinary General Shareholders’ Meeting held on March 25, 2025, the following amendments to Cemex’s Bylaws (the “Bylaws”) were approved:

A.

The amendment to Article 23 (Board Meetings) of the Bylaws to incorporate certain changes that have occurred to Mexican legislation into the Bylaws that would allow Board of Directors meetings to be carried out using electronic, optical, or other technologies; and, therefore, Article 23 of the Bylaws now reads as follows:

“---- ARTICLE 23. BOARD MEETINGS.- The Board of Directors shall gather at least four times during each fiscal year. Meetings of the Board of Directors may be held using electronic, optical or any other technological means, as if such meetings were held in person. Some or all attendees may participate in person or using electronic, optical or any other technological means, and each such meeting shall have the same validity. All the resolutions adopted using electronic, optical or any other technological means will have, for all legal purposes, the same validity as those adopted by the members of the Board gathered in person, provided they are confirmed in writing and signed by all attendees. The Chairman of the Board of Directors and of the Corporate Practices and Audit Committees, as well as 25% (twenty five percent) of the Board Members, can call a Board Meeting and include in the agenda such items as they consider pertinent.

-- The Company’s external auditor may be called to the Board of Director Meetings, as an invitee with voice but without vote, and shall abstain from being present during the discussion of those items on the agenda in which he has a conflict of interest or that could impair his independence as defined by the Law.

-- The Meeting shall be considered duly installed with the presence of the majority of the Board Members, who shall make their decisions by an absolute majority of the Board Members there present. Minutes shall be drawn up for each of the Meetings of the Board, which shall contain the topics and items discussed; said minutes must be signed by the Chairman and Secretary who acted as such during said Meeting. The Board may adopt resolutions without a Meeting through the unanimous consent of its members. Such resolutions shall be confirmed in writing.

-- All information presented to the Board of Directors, whether of the Company or of its controlled entities, shall be signed by the persons responsible for its content and drafting.”

B.

The amendment to Article 27 (Responsibilities of the Board) of the Bylaws as a consequence of the creation of the Labor Judicial System in Mexico, to authorize Cemex’s Board of Directors to represent Cemex in courts and before authorities on labor related matters; and, therefore, Article 27 of the Bylaws now reads as follows:

“---- ARTICLE 27. RESPONSIBILITIES OF THE BOARD.- It is the responsibility of the Board of Directors to:

-- I.- Establish the general strategies for conducting the Company’s business and other companies controlled by it.

-- II.- Monitor the managing and handling of the Company and of the other companies controlled by it, considering the importance that the latter have in the financial, administrative and legal situation of the Company, as well as the performance of the Relevant Executives.

-- III.- Approve, with the prior opinion of the Audit or Corporate Practices Committees: A) The policies and guidelines for the use of the Company’s assets and the assets of other companies controlled by it, by related parties. B) Each related party transaction that the Company or other companies controlled by it plan to enter into. C) Transactions that are executed, either simultaneously or successively, that may be considered as one single transaction given their characteristics, and that the Company or the companies controlled by it plan to enter into, during a fiscal year, when these are unusual or non-recurrent, or else, when their total value represents, based on numbers corresponding to the end of the immediately preceding quarter in any of the following scenarios: 1. The purchase or sale of assets with a value equal or greater than 5% of the consolidated assets of the Company. 2. The granting of guarantees or the assumption of liabilities for a total sum equal or greater than 5% of the consolidated assets of the Company. Investments in debt securities or financial instruments shall not be covered by this provision whenever these are made in accordance with the policies that for such purpose are issued by the Board of Directors. D) The appointment, election, and, as the case may be, removal of the Chief Executive Officer of the Company, and its compensation, as well as the policies for the appointment and compensation of other Relevant Executives. E) The policies for extending credit or personal guarantees to related parties. F) Waivers granted so that a Board Member, Relevant Executive or any other individual with power to command, can take personal advantage or for third parties of corporate opportunities belonging to the Company or to other companies controlled by it or where the Company has substantial influence. Waivers for transactions with a total value less than what is mentioned in Section C) of this numeral III may be delegated to the Audit and Corporate Practices Committees. G) The guidelines with respect to internal controls and the internal audit of the Company and of the other companies controlled by it. H) The accounting policies of the Company, adjusting them to the accounting principles recognized or issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). I) The Company’s financial statements. J) The hiring of the firm that shall render the external audit services and, if applicable, of additional or complementary services.

-- IV.- Present to the General Shareholders’ Meeting held after the end of the fiscal year: A) the annual report regarding the activities of the Audit and Corporate Practices Committees. B) The report prepared by the Chief Executive Officer, according to the Law, together with the report of the external auditor. C) The Board of Director’s opinion regarding the content of the Chief Executive Officer’s report mentioned in the preceding section. D) The report mentioned in Article 172, section b) of the General Corporations Law (Ley General de Sociedades Mercantiles), which contains the main accounting and information policies and criteria to be used in preparing the financial information. E) The report on the activities and transactions in which it intervened as required by the applicable Law.

-- V.- Follow-up on the main risks to which the Company and the other companies controlled by it are exposed, identified based on the information presented to the committees, the Chief Executive Officer and the firm that serves as external auditor, as well as the accounting, internal control and internal audit, registry, archive or information systems of the Company or the other companies controlled by it. This task may be done through the conduit of the Audit and Corporate Practices Committee.

-- VI.- Approve the policies for information and communication with shareholders and the market, as well as with the Board Members and Relevant Executives, in order to comply with the Law.

-- VII.- Determine the corresponding course of action in order to correct any irregularities it is aware of and to implement the applicable corrective measures.

-- VIII.- Establish the terms and conditions to which the Chief Executive Director shall abide in the exercise of its powers of administration.

-- IX.- Order the Chief Executive Officer to disclose to the public those material events that it has knowledge of.

-- X.- Manage the businesses and assets of the Company, with full management power, under the terms of Article 2,554 (two thousand five hundred and fifty-four), Second paragraph of the Federal District Civil Code (Código Civil para el Distrito Federal), and its correlative Article 2,448 (two thousand four hundred and forty-eight) of the State of Nuevo Leon.

-- XI.- Perform the domain over movable and real estate assets of the Company, as well as over their real and personal rights, under the terms of the third paragraph of Article 2,554 (two thousand five hundred and fifty-four) of the Federal District Civil Code (Código Civil para el Distrito Federal) and its correlative article 2,448 (two thousand four hundred and forty- eight) of the Civil Code for the State of Nuevo Leon (Código Civil para el Estado de Nuevo León).

-- XII.- Represent the Company before any type of administrative or judicial authorities of the Municipality, State or Country, as well as before the labor authorities or any other authority, or before arbitrators, with a vast power, including those faculties requiring a special clause according to the Law, under the provisions of the first paragraph of Article 2,554 (two thousand five hundred and fifty-four) of the Federal District Civil Code (Código Civil para el Distrito Federal) and its correlative Article 2,448 (two thousand four hundred and forty-eight) of the Civil Code for the State of Nuevo Leon (Código Civil para el Estado de Nuevo León), and file legal suits, complaints and criminal accusations, being also able to act as a civil party in criminal cases, and grant remission, as well as to present Juicios de Amparo and waive the Company’s rights under them; as well as represent the company in trials or labor proceedings before the Federal and Local Boards of Conciliation and Arbitration (Juntas Federales y Locales de Conciliación y Arbitraje), Labor Courts and/or Tribunals of the Federal Judicial Power, State Courts, Federal Centers for Conciliation and Labor Registry (Centros Federales de Conciliación y Registro Laboral), Centers for Conciliation in Labor Matters, the Secretariat of Labor and Social Security (Secretaría del Trabajo y Previsión Social) and all Labor Authorities in general, under the terms and for the broadest purposes of the Federal Labor Law (Ley Federal del Trabajo).

-- XIII.- Grant and subscribe credit instruments on behalf of the Company, contribute with movable and real estate assets of the Company to other companies, and subscribe shares or take a participation in other companies, with the exception of those restrictions established by the applicable Law.

-- XIV.- Grant avales, bonds, and generally guarantee, even with mortgage or pledge, third party duties with or without counter benefits, and therefore execute credit instruments contracts and other documents that are necessary for the granting of said guarantees, with the exception of those restrictions established by the applicable Law.

-- XV.- Monitor compliance with the resolutions of the Shareholders’ Meetings.

-- XVI.- Grant or deny the authorizations referred to in article 7 of these by-laws.

-- XVII.- Any other responsibility established by the Law in accordance with the functions that the Law grants to the Board of Directors and that are not reserved for the General Shareholders’ Meeting.

-- Approval from the Board of Directors shall not be required for the following transactions, each individually, entered between related parties and the Company or the companies controlled by it, if such transactions adhere to the policies and guidelines approved by the Board of Directors for such purpose: (a) those transactions that, based on their value, are not material to the Company or those companies controlled by it; (b) transactions entered into by the Company and the companies controlled by it or companies where the Company has substantial influence or entered by any of latter, whenever such transactions are part of the Company’s business scope or are considered made at market prices or supported on valuations made by external specialized firms; and (c) transactions with employees, whenever these are entered under the same conditions as with other clients or as a result of the rendering of general professional services.

-- The Board of Directors may only delegate its faculties under numerals X, XI, XII, XIII, and XIV above, and the attorneys-in-fact to whom they delegate those faculties are hereby duly authorized to delegate once more the faculties that have been delegated to them; with respect to section F) of numeral III, delegation shall be made as established therein, all other faculties correspond exclusively to the Board of Directors.”

C.

The amendment to Article 28 (Chief Executive Officer) of the Bylaws as a consequence of the creation of the Labor Judicial System in Mexico, to authorize Cemex’s Chief Executive Officer to represent Cemex in courts and before authorities on labor related matters; and, therefore, Article 28 of the Bylaws now reads as follows:

“---- ARTICLE 28. CHIEF EXECUTIVE OFFICER.- The management, direction and execution of the business of Company and of the companies controlled by it shall be the responsibility of the Chief Executive Officer, who shall abide to the strategies, policies and guidelines approved by the Board of Directors.

-- The Chief Executive Officer shall have the signature of the Company, and shall have the following faculties, duties and obligations: I.- Represent the Company with general powers for act of administration, to manage the businesses and corporate assets with the ampleness of the second paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, and Article 10 of the General Corporations Law (Ley General de Sociedades Mercantiles). II.- Represent the Company with general power for lawsuits and collections, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 and 2587 of the Federal District Civil Code (Código Civil para el Distrito Federal), and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, as well as the power to represent the Company in labor disputes, with the attributions, obligations and rights prescribed in the Federal Employment Law (Ley Federal del Trabajo). III.- Execute acts of domain over the corporate assets, as well as over their personal and real rights, whether movable or real estate assets pursuant to the terms of the third paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and the correlative Article 2448 of the State of Nuevo Leon. IV.- Represent the company in trials or labor proceedings before the Federal and Local Boards of Conciliation and Arbitration (Juntas Federales y Locales de Conciliación y Arbitraje), Labor Courts and/or Tribunals of the Federal Judicial Power, State Courts, Federal Centers for Conciliation and Labor Registry (Centros Federales de Conciliación y Registro Laboral), Centers for Conciliation in Labor Matters, the Secretariat of Labor and Social Security (Secretaría del Trabajo y Previsión Social) and all Labor Authorities in general, under the terms and for the broadest purposes of the Federal Labor Law (Ley Federal del Trabajo). V.- Exercise the voting rights of those shares issued by those subsidiaries owned by the Company, complying with the Law. VI.- Organize, manage and direct the personnel and the assets and businesses of the Company as instructed by the Board and to collect and make payments. VII.- Enter into agreements, execute credit instruments that are to be issued, accepted, endorsed or guaranteed, and all other documents related to his attributions, and execute those acts that are required for the ordinary course of business whenever they abide to the policies and guidelines that are approved by the Board of Directors for such purposes. VIII.- Designate the Relevant Executives that shall assist him in the exercise of his functions and due fulfillment of his obligations, as well as any other employees he deems convenient. IX.- Grant and revoke general and special powers, as well as to delegate, all or part of his faculties, including the power to authorize the attorney-in-fact to whom he delegated Powers so that the latter can likewise delegate the faculties he deems convenient, including such power of delegation. X.- All other faculties, obligations and responsibilities established by the Law and that are not reserved to the General Shareholders’ Meeting or to the Board of Directors. The Board of Directors may broaden or restrict the faculties of the Chief Executive Officer.

-- The Chief Executive Officer and Relevant Executives shall conduct their positions in a manner that looks after the creation of value for the Company, without favoring a specific shareholder or group of shareholders. For this purpose they shall act with due diligence, making informed decisions and complying with the duties imposed by the Law or these bylaws. The Chief Executive Officer and the Relevant Executives shall be responsible for damages and losses caused to the Company or to other companies controlled by it, as determined by the Law.

-- With respect to liabilities arising from the breach of the duty of care, and only when the relevant acts were not done willfully, in bad faith or are not illegal, indemnities or insurance may be contracted for the Chief Executive Officer and the Relevant Executives. In no other case may such indemnity or insurance be granted or contracted.”

D.

The amendment to Article 31 (Committees) of the Bylaws to incorporate certain changes that have occurred to Mexican legislation into the Bylaws that would allow Board of Directors’ Committee meetings to be carried out using electronic, optical, or other technologies; and, therefore, Article 31 of the Bylaws now reads as follows:

“---- ARTICLE 31. COMMITTEES.- To fulfill its responsibilities, the Board of Directors shall be assisted by the Audit and Corporate Practices Committees, which shall be only comprised of independent directors and at least with three of such directors as appointed by the General Shareholders’ Meeting or by the Board of Directors, as per the proposal made by the Chairman of such Board.

-- The Board of Directors may establish one or more additional committees to assist it in the performance of its functions. Any such committees shall be conformed by a minimum of three members of the Board of Directors appointed by the Ordinary General Shareholders Meeting or by the Board of Directors, at the proposal of the chairman of said corporate body. The Board of Directors shall determine the powers, obligations, authority and operation of said committees.

-- The committees’ meetings may be held using electronic, optical or any other technological means, as if such meetings were held in person. Some or all attendees may participate in person or using electronic, optical or any other technological means, and each such meeting shall have the same validity. All the resolutions adopted using electronic, optical or any other technological means will have, for all legal purposes, the same validity as those adopted by the members of the committee gathered in person, provided they are confirmed in writing and signed by all attendees.

-- The Chairman of the Audit and Corporate Practices Committees shall be appointed and removed from office exclusively by the General Shareholders’ Meeting, and shall not be able to chair the Board of Directors. The Secretary of the Board of Directors shall also be the Secretary of the Audit and Corporate Practices Committees, but he shall not be a member of such Committees.

-- The Chairmen of the Audit and Corporate Practices Committees may call Board of Director Meetings and insert in the agenda the items they deem pertinent.

-- With respect to corporate practices, the Committee shall: (a) Provide its opinion to the Board of Directors with respect to those issues that are relevant to it, as provided by the Law. (b) Request opinions from independent experts whenever it deems it necessary for the efficient performance of its duties o whenever required by Law; (c) Call General Shareholders’ Meetings and insert in such Meetings’ agendas those items that it deems pertinent. (d) Assist the Board of Directors in preparing the reports referenced in Article 28, section IV, letters d) and e) of the Mexican Securities Market Law. (e) Perform all other duties established by the Law or in these by-laws.

-- With respect to audit matters, the Committee shall: (a) Provide its opinion to the Board of Directors with respect to those issues that are relevant to it, as provided by the Law. (b) Evaluate the performance of the firm that renders the external audit services, as well as analyze the report, opinions or notices prepared and issued by the external auditor; to this effect, the Committee may request the external auditor’s presence whenever it deems it convenient, in addition to its duty to meet with the external auditor at least once a year. (c) Discuss the Company’s financial statements with the persons involved in their preparation and revision, and based on this, recommend the Board of Directors to approve or disapprove the financial statements. (d) Inform the Board of Directors about the condition of the internal control and internal audit systems of the Company and the companies controlled by it, including any irregularities that it detects, if so is the case. (e) Prepare the opinion referenced in Article 28, section IV, letter c) of the Mexican Securities Market Law and submit it to the Board of Director’s consideration, for its later presentation to the Shareholders’ Meeting, aiding itself with, among other things, the report of the external auditor; such opinion shall indicate, at the least: 1.- Whether the policies and accounting and information criteria followed by the Company are adequate and sufficient based on the particular circumstances of the Company. 2.- Whether such policies and criteria have been consistently applied to the information presented by the Chief Executive Officer. 3.- Whether, as the result of numbers 1. and 2. above, the information presented by the Chief Executive Officer reasonably reflects the financial results and condition of the Company. (f) Assist the Board of Directors in the preparation of the reports referenced in Article 28, section IV, letters d) and e) of the Mexican Securities Market Law. (g) Supervise that the transactions referenced in Articles 28, section III and 47 of the Mexican Securities Market Law are conducted in compliance with the Law and with the policies issued as per such legal dispositions. (h) Request opinions from independent experts whenever it deems it necessary for the efficient performance of its duties or whenever required by Law. (i) Request from the Relevant Executives and any other employees of the Company or other companies controlled by it, any reports related to the preparation of financial information or any other report that he deems necessary for performing its duties. (j) Investigate possible non-compliance that he is aware of, with the operations, guidelines and policies, internal control, internal audit and accounting record systems, whether by the Company or any other company controlled by it; to this effect, it shall conduct the examination of the documents, files and any other evidence, to the extent this is necessary to perform such surveillance. (k) Receive any observations made by the Shareholders, Directors, Relevant Executives, employees, and any other third party, with respect to the matters described in letter (j) above, and take any action that, under its judgment, may be taken as a result of such observations. (l) Request periodic meetings with the Relevant Executives, as well as the submittal of information related to the internal control and internal audit of the Company or other companies controlled by it. (m) Inform the Board of Directors of any material irregularities it detects during the performance of its duties and, if applicable, of the corrective actions adopted or suggest such actions that must be adopted. (n) Call Shareholder Meetings and request the inclusion in the agenda of those items that it deems pertinent. (o) Monitor that the Chief Executive Officer performs the resolutions adopted at the Shareholders’ Meetings and the Board of Director Meetings, based on the instructions that, for such purposes, are dictated by such Meetings. (p) Monitor the establishment of mechanisms and internal controls that allow verifying that acts and transactions of the Company and other companies controlled by it are in compliance with the applicable Law, as well as implement methods that enable reviewing compliance of the aforementioned duties. (q) Perform all other duties established by the Law or in these bylaws pursuant to the responsibilities provided herein.

-- The annual report on the Audit and Corporate Practices Committees’ activities shall be prepared by the Chairmen of such Committees and presented to the Board of Directors.

-- The Audit and Corporate Practices Committees shall gather as many times as necessary, having the right to call such meetings the Chairman of the Board of Directors, 25% of the Board Members, the Chief Executive Officer, or the Chairman of such Committee. The decisions shall be made by majority of votes, having the Chairman a deciding vote in case of a tie; and it shall require the attendance of the majority of its members in order to have a valid meeting. The Alternates of those Directors members of the Audit and Corporate Practices Committee, shall also have the same position regarding the integration of this Committee.

-- In those Committee meetings where the Chairman and/or Secretary were absent, the attending members shall appoint among them, by majority vote, those who shall act as Chairman and Secretary for that particular meeting.

-- The Committees shall keep a minute book of their meetings, where the minutes of every meeting shall be kept with the signature of whoever acted as Chairman and Secretary.

-- One single Committee may perform the functions of both, the Audit and the Corporate Practices Committees.”

E.

The amendment to Article 32 (Board Remuneration) of the Bylaws to acknowledge that both members and alternate members of any of Cemex’s Board of Directors’ committees, including those committees of the Board of Directors whose existence is not required by law, will receive as remuneration for their services the amounts determined by Cemex’s ordinary general shareholders meeting; and, therefore, Article 32 of the Bylaws now reads as follows:

“---- ARTICLE 32. COMPENSATION OF THE BOARD.- The Members of the Board of Directors and their Alternates, as well as the members of the Audit and Corporate Practices Committees, and other committees as auxiliary bodies of the Board of Directors, shall be remunerated for their services in the amounts determined by the General Shareholders’ Meeting.”

F.

The addition of Transitory Article 3 in the Bylaws to incorporate certain changes that have occurred to Mexican legislation into the Bylaws that would allow the execution of corporate documents using electronic signature or similar means; and, therefore, Transitory Article 3 of the Bylaws reads as follows:

“---- TRANSITORY ARTICLE 3.- For the corresponding legal purposes, any mention of “signature” or “signatures” in these by-laws refers to signatures in the manner, form and method established by Mexican law in effect applicable in each case.”

The above is an unofficial English translation of the information that was provided to the Mexican Stock Exchange. In the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 25, 2025	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller